July 22, 2019

Randoll Sze
Chief Financial Officer
Athenex, Inc.
1001 Main Street, Suite 600
Buffalo, NY 14203

       Re: Athenex, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 11, 2019
           File No. 001-38112

Dear Mr. Sze :

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance